Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-203458

Free Writing Prospectus dated September 28, 2015

Fantex, Inc.

On September 23, 2015, a media publication, attached hereto as Annex A, was released by Pittsburgh Tribune-Review (the “Article”) concerning Fantex, Inc. (referred to in this filing as “we,” “us,” “Fantex” or the “Company”). The Article references the initial public offerings of the Fantex Series Arian Foster Convertible Tracking Stock (“Fantex Series Arian Foster”), the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”), the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu”), the Fantex Series Alshon Jeffery Convertible Tracking Stock (“Fantex Series Alshon Jeffery”), the Fantex Series Michael Brockers Convertible Tracking Stock (“Fantex Series Michael Brockers”), the Fantex Series Jack Mewhort Convertible Tracking Stock (“Fantex Series Jack Mewhort”) and the Fantex Series Kendall Wright Convertible Tracking Stock (“Fantex Series Kendall Wright” and, together with Fantex Series Arian Foster, Fantex Series Vernon Davis, Fantex Series EJ Manuel, Fantex Series Mohamed Sanu, Fantex Series Michael Brockers and Fantex Series Jack Mewhort, the “Tracking Stocks”) of the Company (the “Arian Foster Offering,” “Vernon Davis Offering,” the “EJ Manuel Offering,” the “Mohamed Sanu Offering,” the “Alshon Jeffery Offering,” the “Michael Brockers Offering,” the “Jack Mewhort Offering” and the “Kendall Wright Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-191772, 333-192476, 333-194256, 333-196437, 333-198986, 333-201677, 333-203457 and 333-203458, respectively), as amended (the “Arian Foster Registration Statement,” the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement,” the “Mohamed Sanu Registration Statement,” the “Alshon Jeffery Registration Statement,” the “Michael Brockers Registration Statement,” the “Jack Mewhort Registration Statement” and the “Kendall Wright Registration Statement,” respectively, and collectively the “Registration Statements”), that the Company has filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, the EJ Manuel Offering was completed on July 21, 2014, the Mohamed Sanu Offering was completed on November 3, 2014, the Alshon Jeffery Offering was completed on March 19, 2015, the Michael Brockers Offering was completed on May 29, 2015 and the Jack Mewhort Offering was completed on July 14, 2015.  However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to publication.  The publisher of the Article is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article references “buy[ing] . . . [sports] stars,” “buying a stake in a star’s future earnings,” “the player’s stock,” “the [Vernon] Davis IPO,” “trading . . . E.J. Manuel, . . . Mohamed Sanu and . . . other [athletes]” and “investing in athletes.” The Company clarifies that the Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand. Holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract. An investment in a Tracking Stock will represent an ownership interest in the Company and does not represent an interest in a separate legal entity. Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke Marketing LLC and the Company (the “Vernon Davis Brand Contract”). Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). Holders of shares of the Company’s Fantex

Series Mohamed Sanu will have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”). Holders of shares of the Company’s Fantex Series Alshon Jeffery will have no direct investment in Alshon Jeffery, his brand or the Brand Agreement effective as of September 18, 2014, by and among Alshon Jeffery, Ben and Jeffery Inc. and the Company (the “Alshon Jeffery Brand Contract”). Holders of shares of the Company’s Fantex Series Michael Brockers will have no direct investment in Michael Brockers, his brand or the Brand Agreement effective as of January 9, 2015, by and among Michael Brockers, Brockers Marketing, LLC and the Company (the “Michael Brockers Brand Contract”).  Holders of shares of the Company’s Fantex Series Jack Mewhort will have no direct investment in Jack Mewhort, his brand or the Brand Agreement effective as of March 26, 2015, by and among Jack Mewhort and the Company (the “Jack Mewhort Brand Contract”). Holders of shares of the Company’s Fantex Series Kendall Wright will have no direct investment in Kendall Wright, his brand or the Brand Agreement effective as of February 15, 2015, by and among Kendall Wright and the Company (the “Kendall Wright Brand Contract”). Holders of shares of the Company’s Fantex Series Arian Foster will have no direct investment in Arian Foster, his brand or the Brand Agreement effective as of February 28, 2013, by and among Arian Foster, The Ugly Duck, LLC and the Company, as amended and restated May 24, 2013 and August 21, 2013 (the “Arian Foster Brand Contract” and, together with the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Jack Mewhort Brand Contract and the Kendall Wright Brand Contract, the “Brand Contracts”).

•                  The Article references “[Ryan Shazier] sell[ing] a stake in his future earnings,” [Fantex paying Ryan Shazier] $3.1 million in exchange for . . . 10 percent of his future earnings” and “Fantex register[ing Fantex Series Ryan Shazier Tracking] stock.” The Company clarifies that it entered into a brand contract with Ryan Shazier on September 23, 2015 (the “Ryan Shazier Brand Contract”), pursuant to which the Company will acquire a minority interest equal to 10% of the income that Ryan Shazier receives from and after September 1, 2015, subject to the terms and exceptions specified in the Ryan Shazier Brand Contract. As consideration for this interest under the Ryan Shazier Brand Contract, the Company will pay Ryan Shazier a one-time cash amount of $3.11 million contingent upon the Company’s ability to obtain financing.

•                  The Article references “cash flow from . . . athletes.” The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers, Jack Mewhort and Kendall Wright (each a “Contract Party,” and together, the “Contract Parties”). Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes). A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  The Article references “the ninth NFL Player [to sign a brand agreement with Fantex],” “Fantex started . . . [with] Vernon Davis” and “[Fantex] canceled the [Arian Foster Offering].” The Company clarifies that its first brand contract was the Arian Foster Brand Contract. The Company has entered into ten Brand Contracts: the Vernon Davis Brand Contract, the EJ Manuel Brand Contract, the Mohamed Sanu Brand Contract, the Alshon Jeffery Brand Contract, the Michael Brockers Brand Contract, the Jack Mewhort Brand Contract, the Kendall Wright Brand Contract, the Arian Foster Brand Contract, the Andrew Heaney Brand Contract and the Ryan Shazier Brand Contract. The Company further clarifies that on November 12, 2013, after confirming reports that Arian Foster would undergo season-ending back surgery, the Company announced that it was postponing the Arian Foster Offering. Although the Company will continue to work with Arian Foster through his recovery and intends to continue with the Arian Foster Offering at an appropriate time in the future, the Company cannot guarantee that the Arian Foster Offering will be consummated or that the Arian Foster Offering will be resumed upon the same terms prior to postponement. The Jack Mewhort Offering closed on July 14, 2015, the Michael Brockers Offering closed May 29, 2015, the Alshon Jeffery Offering closed March 19, 2015, the Mohamed Sanu Offering closed on November 3, 2014, the EJ Manuel Offering closed July 21, 2014 and the Vernon Davis Offering closed April 28, 2014, at which such times trading of the respective Tracking Stocks began.

•                  Mr. French references “as [Fantex] collects [brand income] . . . [Fantex pays] dividend[s].” The Company clarifies that the board of directors is permitted, but not required to declare and pay dividends on the Company’s platform common stock or any of its Tracking Stocks. In its Annual Report on Form 10-K, the Company states that it intends to pay quarterly cash dividends out of available cash for each tracking stock, if outstanding. A more detailed description of the Company’s dividend policy is available in the Registration Statements.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Jack Mewhort, respectively, the longevity of Vernon Davis’s, EJ Manuel’s, Mohamed Sanu’s, Alshon Jeffery’s, Michael Brockers’s and Jack Mewhort’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel, Mohamed Sanu, Alshon Jeffery, Michael Brockers and Jack Mewhort. The Company generally identifies forward-looking statements by words such as “believe,” “expect,” “intend,” “may,” “should,” “will,” “would” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Steelers’ Shazier becomes 9th NFL player to offer stake in earnings

By Alex Nixon

Most Steelers fans won’t ever get the chance to invest in their favorite team, but they may have the opportunity to buy a piece of one the franchise’s rising stars.

Ryan Shazier, a linebacker who was the Steelers’ first-round draft pick in 2014 and led the team in tackles Sunday, became the latest professional athlete — and the first in Pittsburgh — to agree to sell a stake in his future earnings to investors.

Shazier, 23, signed an agreement with a San Francisco start-up company in which the player will pocket $3.1 million in exchange for investors getting 10 percent of his future earnings, including football salary and endorsement deals. The company, Fantex Inc., said Shazier is the ninth NFL player to agree to such an arrangement.

Fantex CEO Buck French said the company typically estimates an athlete’s lifetime earnings potential and pays him with money it raises from investors through an initial public offering of stock.  French said he couldn’t provide more details on the Shazier offering, such as price or timing, until Fantex registers the player’s stock with the Securities and Exchange Commission, which regulates the company’s trading platform.

“As we collect the cash flow from the athletes, we dividend that out to the shareholders,” he said.

The idea of buying a stake in a star’s future earnings isn’t a new concept. In 1997, rock star David Bowie collected an up-front payment of $55 million in exchange for giving investors a cut of future royalty payments from his music.

Fantex started its platform last year in a contract with San Francisco 49ers tight end Vernon Davis for $10 a share.  The company has made three dividend payments worth $1.50 a share on Davis’ stock, which was trading at $8 a share Wednesday, totaling more than $630,000.

Since the Davis IPO, Fantex has started trading Buffalo Bills backup quarterback E.J. Manuel, Cincinnati Bengals wide receiver Mohamed Sanu and several other mid-tier stars.

A [S]teelers[‘] spokesman said Shazier, who signed a four-year, $9.5 million contract with the team last year, would not comment and referred questions to his agent, Jimmy Sexton of Creative Artists Agency in Los Angeles. Sexton could not be reached.

“The market for investing in athlete earnings is still a big question mark, but the more athletes Fantex can sign the better,” said Michael Colangelo, assistant director of the Sports Business Institute at University of Southern California in Los Angeles.

Colangelo cautioned that investing in athletes is not as safe as traditional investments because of the potential for player injuries and poor performance, which don’t exist with stocks and bonds.

For example, Fantex’s first IPO was supposed to be with Arian Foster in 2013. But the company canceled the offering once the Houston Texans running back was injured.

Shazier has dealt with injuries in his young career. He was sidelined for eight games last year for knee and ankle injuries.

Colangelo said the risk of injury and shortened careers is part of the attraction of Fantex for emerging stars.

“You won’t see (Tom) Brady, (Aaron) Rodgers or (Peyton) Manning any time soon” in deals with Fantex, he said. “Athletes with limited earning abilities are more likely to sign this type of deal. Instead of gambling on their future career earning or endorsement deals, they can take money upfront.”

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